SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 28, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

4Q23 Earnings Release FEBRUARY 28 TH, 2024

BANCO MACRO 4Q23 EARNINGS RELEASE 2 Index 01 Summary 02 Disclaimer 03 Results 04 Financial Assets 05 Public Sector Assets 06 Funding 07 Liquid Assets 08 Solvency 09 Asset Quality 10 4Q23 Snapshot 11 Relevant and Recent Events 12 Regulatory Changes 13 CER Exposure and Foreign Currency Position

BANCO MACRO 4Q23 EARNINGS RELEASE 3 Banco Macro Announces Results for the Fourth Quarter of 2023 Buenos Aires, Argentina, February 28, 2024 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2023 (“4Q23”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2022 and 2023 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through December 31, 2023.

BANCO MACRO 4Q23 EARNINGS RELEASE 4 NET INCOME Ps. 460 billion +789% 4Q23 HIGHER THAN 4Q22 OPERATING INCOME Ps. 1 trillion +327% 4Q23 HIGHER THAN 4Q22 RETURN ON AVERAGE EQUITY & RETURN ON AVERAGE ASSETS 72.4% 20.3% ROAE 4Q23 ROAA 4Q23 BANCO MACRO’S TOTAL FINANCING Ps. 1.8 trillion -2% 4Q23 LOWER THAN 4Q22 BANCO MACRO’S TOTAL DEPOSITS Ps. 3.4 trillion -16% 4Q23 LOWER THAN 4Q22

BANCO MACRO 4Q23 EARNINGS RELEASE 5 BANCO MACRO’S TOTAL DEPOSITS REPRESENTED PRIVATE SECTOR DEPOSITS 4Q23 72% Ps. 3.2 trillion OF TOTAL LIABILITIES +13% HIGHER THAN 3Q23 EXCESS CAPITAL CAPITAL ADEQUACY RATIO Ps. 1.3 trillion 35.4% 334% EXCESS IN 4Q23 TIER 1 RATIO LIQUID ASSETS / TOTAL DEPOSITS RATIO 32.8% 118% IN 4Q23 IN 4Q23 BANK’S NON-PERFORMING TO TOTAL FINANCING RATIO COVERAGE RATIO 1.29% 200.91% IN 4Q23 IN 4Q23 RETAIL CUSTOMERS CORPORATE CUSTOMERS 4.96 million 139,356 IN 4Q23 IN 4Q23

BANCO MACRO 4Q23 EARNINGS RELEASE 6 Summary .01 • THE BANK’S NET INCOME totaled Ps.460 billion in 4Q23. This result was 3894% higher than the Ps.11.5 billion posted in 3Q23 and 789% higher than the Ps.51.7 billion posted in 4Q22. In FY203 net income totaled Ps.588 billion, 338% higher than in FY2022. In 4Q23, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 33.2% and 8.7%, respectively. • In 4Q23, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.1.3 trillion, 142% or Ps.778 billion higher than in 3Q23 and 224% or Ps.915.5 billion higher than the same period of last year. • In 4Q23, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.1 trillion, 189% or Ps.679 billion higher than in 3Q23 and 327% or Ps.796 billion higher than the same period of last year. • In 4Q23, BANCO MACRO’S TOTAL FINANCING increased 4% or Ps.66 billion quarter over quarter (“QoQ”) totaling Ps.1.8 trillion and decreased 2% or Ps.30.4 billion year over year (“YoY”). In FY203 both peso an USD financing decreased 6% and 78% respectively. • In 4Q23, BANCO MACRO’S TOTAL DEPOSITS increased 9% or Ps.290.4 billion QoQ and decreased 16% or Ps.663.7 billion YoY, totaling Ps.3.37 trillion and representing 72% of the Bank’s total liabilities. Private sector deposits increased 13% or Ps.360.8 billion QoQ. In FY2023, both Peso and USD deposits decreased, 33% and 58% respectively. • Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.1.35 trillion, 35.4% Capital Adequacy Ratio – Basel III and 32.8 % Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 118% of its total deposits in 4Q23. • In 4Q23, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 1.29% and the COVERAGE RATIO reached 200.91%. • As of 4Q23, through its 519 branches and 9.192 employees Banco Macro serves 4.96 million retail customers (2.1 million digital customers) across 23 of the 24 Provinces in Argentina and over 139,356 corporate customers.

BANCO MACRO 4Q23 EARNINGS RELEASE 7 Disclaimer .02 This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance. This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information. Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish. This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2022 and 2023 have been restated in accordance with said Communication in order to make a comparison possible

BANCO MACRO 4Q23 EARNINGS RELEASE 8 4Q23 Earnings Release Conference Call Thursday, February 29, 2024 Time: 11:00 a.m. Eastern Time 01:00 p.m. Buenos Aires Time To participate, please dial: Argentina Toll Free: (011) 3984 5677 Participants Dial In (Toll Free): +1 (844) 450 3847 Participants International Dial In: +1 (412) 317 6370 Conference ID: Banco Macro Webcast: click here Webcast Replay: click here Available from 02/29/2024 through 03/14/2024 IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

BANCO MACRO 4Q23 EARNINGS RELEASE

Results .03

Earnings per outstanding share were Ps.718.87 in 4Q23, 3894% higher than in 3Q23 and 789% higher than the result posted a year ago. In FY2023 earnings per share were Ps.918.5, 338% higher than in FY2022.

EARNINGS PER SHARE	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	4Q22	3Q23	4Q23	FY2022	FY2023	QoQ	YoY
Net income -Parent Company- (M $)	51,738	11,514	459,865	134,047	587,655	3894%	789%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased)	-	-	-	0	0	-	-
Book value per avg. Outstanding share ($)	2,498	2,417	3,200	2,417	3,200	32%	28%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	**80.87**	**18.02**	**718.87**	**209.61**	**918.51**	**3890%**	**789%**
EOP FX (Pesos per USD)	**177.1283**	**350.0083**	**808.4833**			**131%**	**356%**
Book value per avg. issued ADS (USD)	141.03	69.06	39.58			-43%	-72%
Earnings per avg. outstanding ADS (USD)	**4.57**	**0.51**	**8.89**	**11.83**	**11.36**	**1627%**	**95%**

Banco Macro's 4Q23 net income of Ps.460 billion was 3894% or Ps.448.3 billion higher than the previous quarter and 789% or Ps.408.1 billion higher YoY mainly due to the mark to market of Government Securities (financial assets at fair value through profit or loss) and higher income related to result from associates and joint ventures (for more information please see Material Facts Banco BMA SAU and subsidiaries at the end of this report). This result represented an accumulated annualized ROAE and ROAA of 33.2% and 8.7% respectively. Total comprehensive income for the quarter totaled Ps.499.9 billion, 789% higher than the result posted in the previous quarter.

In FY203 net income totaled Ps.587.7 billion, 338% higher than in FY2022. Total comprehensive income totaled Ps.627.8 billion and was 438% higher than in FY2022.

Net operating income (before G&A and personnel expenses) was Ps.1.32 trillion in 4Q23, 142% or Ps.777.9 billion higher compared to 3Q23. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 224% or Ps.915.5 billion. In FY2023 net operating income (before G&A and personnel expenses) totaled Ps.2.84 trillion, 83% higher than in FY2022.

In 4Q23, **Provision for loan losses** totaled Ps.18.2 billion, 144% or Ps.10.7 billion higher than in 3Q23. On a yearly basis provision for loan losses increased 131% or Ps.10.3 billion. In FY2023 Provision for loan losses totaled Ps.45.9 billion and were 125% higher than in FY2022.

Operating income (after G&A and personnel expenses) was Ps.1.03 trillion in 4Q23, 189% or Ps.679.6 billion higher than in 3Q23 and 327% or Ps.796.4 billion higher than a year ago. In FY2023 Operating Income (after G&A and personnel expenses) totaled Ps.2 trillion, 123% higher than in FY2022.

9

BANCO MACRO 4Q23 EARNINGS RELEASE 10 It is important to emphasize that this result was obtained with a leverage of only 3.3x assets to equity ratio. The Bank’s 4Q23 net interest income totaled Ps.183.7 billion, 6% or Ps.10.9 billion higher than in 3Q23 and 29% or Ps.76.7 billion lower YoY. In FY2023 net interest income totaled Ps.829.3 billion and was 13% lower than FY2022. Interest income increased 28% while interest expenses increased 70%. In 4Q23 interest income totaled Ps.573.3 billion, 13% or Ps.84.5 billion lower than in 3Q23 and 7% or Ps.45.3 billion lower than in 4Q22.

BANCO MACRO 4Q23 EARNINGS RELEASE

Income from interest on loans and other financing totaled Ps.372.5 billion, 36% or Ps.98.5 billion higher compared with the previous quarter mainly due to a 68% increase in the average volume of private sector loans which was partially offset by a 1,211 basis points decease in the average lending rate. On a yearly basis Income from interest on loans increased 73% or Ps.157.4 billion. In FY2023 income from interest on loans and other financing totaled Ps.1.11 trillion, 43% higher than in FY2022.

In 4Q23, **income from government and private securities** decreased 66% or Ps.209.5 billion QoQ (due to the unwinding of our Leliq portfolio) and decreased 72% or Ps.271.6 billion compared with the same period of last year. This result is explained 19% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 81% is explained by income from government and private securities in pesos at amortized cost.
In FY2023 income from government and private securities totaled Ps.1.11 trillion, 3% higher than in FY2022.

In 4Q23, **income from Repos** totaled Ps.84.2 billion, 46% or Ps.26.6 billion higher than the previous quarter and 287% or Ps.62.4 higher than a year ago.

In 4Q23 **FX income totaled** Ps.182.7 billion,50% or Ps.182.2 billion lower than the previous quarter and 92% or Ps.87.5 billion higher than a year ago. FX income gain was due to the 131% argentine peso depreciation against the US dollar and the Bank's long dollar position during the quarter (including dollar linked and dual bonds). It is important to notice that the Bank's long dollar position decreased 42% during the quarter.
In FY2023 FX income totaled Ps.798.2 billion, 312% above the result posted in FY2022.

FX INCOME	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	4Q22	3Q23	4Q23	FY2022	FY2023	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	**95,281**	**364,948**	**182,749**	**193,925**	**798,218**	**-50%**	**92%**
Translation of FX assets and liabilities to Pesos	94,746	364,021	182,019	190,210	795,283	-50%	92%
Income from foreign currency exchange	535	927	730	3,715	2,935	-21%	36%
(2) Net Income from financial assets and liabilities at fair value through P&L	**1,929**	**1,267**	**15,409**	**2,345**	**18,039**	**1116%**	**699%**
Income from investment in derivative financing instruments	1,929	1,267	15,409	2,345	18,039	1116%	699%
(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	**97,210**	**366,215**	**198,158**	**196,270**	**816,257**	**-46%**	**104%**

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BANCO MACRO 4Q23 EARNINGS RELEASE 12 The Bank’s 4Q23 interest expense totaled Ps.389.6 billion, decreasing 20% or Ps.95.5 billion compared to the previous quarter and 9% (Ps.31.4 billion) higher compared to 4Q22. In 4Q23, interest on deposits represented 97% of the Bank’s total interest expense, decreasing 21% or Ps.97.6 billion QoQ, due to a 2,750 basis points increase in the average rate paid on deposits while the average volume of deposits from the private sector increased 38%. On a yearly basis, interest on deposits increased 9% or Ps.31.4 billion. In FY2023 interest expense totaled Ps.1.62 trillion, 70% higher than in FY2022.

BANCO MACRO 4Q23 EARNINGS RELEASE 13 In 4Q23, the Bank’s net interest margin (including FX) was 33.8%, lower than the 58.7% posted in 3Q23 and the 32.7% posted in 4Q22. 4Q23 NET INTEREST MARGIN* 16.9% LOWER THAN THE 18.8% POSTED IN 3Q23 AND THAN THE 23.9% IN 4Q22 4Q23 NET INTEREST MARGIN PESOS 17.6% LOWER THAN THE 19.7% POSTED IN 3Q23 AND THAN THE 26.3% IN 4Q22 4Q23 NET INTEREST MARGIN USD 12.1% LOWER THAN THE 13.7% POSTED IN 3Q23 AND THAN THE 5.6% IN 4Q22 s * EXCLUDING FX GAINS

BANCO MACRO 4Q23 EARNINGS RELEASE 14 In 4Q23 Banco Macro’s net fee income totaled Ps.55.6 billion, 2% or Ps.1.2 billion higher than in 3Q23 and was 5% or Ps.2.4 billion higher than the same period of last year. In FY2023 net fee income totaled Ps.220.8 billion, 4% higher than in FY2022. In the quarter, fee income totaled Ps.62.8 billion, 4% or Ps.2.3 million higher than in 3Q23. In the quarter Credit card fees increased 8% or Ps.935 million, credit related fees increased 50% or Ps.741 million and Mutual funds and securities fees increased 36% or Ps.738 million. On a yearly basis, fee income increased 6% or Ps.3.7 billion. In the quarter, total fee expense increased 20% or Ps.1.2 billion. On a yearly basis, fee expenses increased 22% or Ps.1.3 billion.

BANCO MACRO 4Q23 EARNINGS RELEASE 15 In 4Q23 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.895.2 billion gain, mainly due to the mark to market of some government securities (dual bonds) (Ps.835.2 billion). In FY2023 Net income from financial assets and liabilities at fair value through profit or loss totaled Ps.970.2 billion, 551% higher than in FY2022. On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss increased Ps.905.7 billion

BANCO MACRO 4Q23 EARNINGS RELEASE

In the quarter, **Other Operating Income** totaled Ps.25.2 billion, 45% or Ps.7.9 billion higher than in 3Q23 (Other adjustments and interest from other receivables increased 35% while Others increased 177%).On a yearly basis, Other Operating Income increased 40% or Ps.7.2 billion.
In FY2023 Other Operating Income totaled Ps.72.9 billion, 11% higher than in FY2022.

OTHER OPERATING INCOME	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	4Q22	3Q23	4Q23	FY2022	FY2023	QoQ	YoY
Credit and debit cards	2,613	2,407	3,053	5,644	9,017	27%	17%
Lease of safe deposit boxes	1,591	1,608	1,850	6,674	6,927	15%	16%
Other service related fees	5,225	6,369	7,482	17,609	23,407	17%	43%
Sale of real estate and other non-financial assets	-76	-	-	-76	0	-	-
Other adjustments and interest from other receivables	4,070	4,531	6,131	12,639	18,400	35%	51%
Initial recognition of loans	0	0	0	0	0	-	0%
Sale of property, plant and equipment	110	-3	35	110	165	-	-68%
Others	4,400	2,383	6,610	23,269	14,974	177%	50%
Other Operating Income	**17,933**	**17,295**	**25,161**	**65,945**	**72,890**	**45%**	**40%**

In 4Q23 **Banco Macro's administrative expenses plus employee benefits** totaled Ps.152.5 billion, 50% or Ps.51 billion higher than the previous quarter, due to higher employee benefits (+35%) and higher (+80%) administrative expenses. On a yearly basis, administrative expenses plus employee benefits increased 68% or Ps.61.5 billion.
In FY2023 administrative expenses plus employee benefits increased 22% compared to FY2022.

Employee benefits increased 35% or Ps.22.9 billion QoQ, remunerations increased 29% or Ps.13.5 billion while Compensation and bonuses increased 74% or Ps.5.1 billion. On a yearly basis, Employee benefits increased 52% or Ps.30.4 billion.

In 4Q23, **administrative expenses** increased 80% or Ps.28.1 billion, due to higher Directors and auditors fees and higher other administrative expenses. On a yearly basis administrative expenses increased 96% or Ps.31.1 billion.

In 4Q23, **the efficiency ratio** reached 18.6%, improving significantly from the 23% posted in 3Q23 and much better than the 28.6% posted a year ago. In 4Q23 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 51%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 149% compared to 3Q23.

16

BANCO MACRO 4Q23 EARNINGS RELEASE 17 In 4Q23, Other Operating Expenses totaled Ps.111.9 billion, increasing 55% or Ps.39.8 billion QoQ, due to higher turnover tax (66% or Ps.27.9) and higher initial loan recognition charges (Ps.5.1 billion).On a yearly basis, Other Operating Expenses increased 80% or Ps.49.6 billion. In FY2023 Other Operating Expenses totaled Ps.321.3 billion, 38% higher than in FY2022.

BANCO MACRO 4Q23 EARNINGS RELEASE 18 In 4Q23, the result from the net monetary position totaled a Ps.525.8 billion loss, Ps.194.8 billion higher than the loss posted in 3Q23 and 196% or Ps.348.4 billion higher than the loss posted one year ago. Higher inflation was observed during the quarter (1,850 b.p. above 3Q23 level, up to 53.3% from 34.8% in 3Q23). In FY2023 the result from the net monetary position totaled a Ps.1.3 trillion loss, 84% higher than the one posted in FY2022. Inflation in 2023 reached 211.4% compared to the 94.8% registered in 2022. In 4Q23, Banco Macro's effective income tax rate was 31.4%, lower than the 60.5% registered in 3Q23. In FY2023 the effective income tax rate was 32.5% higher than the 31.1% registered in FY2022. For more information, please see note 22 “Income Tax” of our Financial Statements.

BANCO MACRO 4Q23 EARNINGS RELEASE 19 Financial Assets .04 Loans and other financing The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps.1.83 triillion, increasing 4% or Ps.65.6 billion QoQ and decreasing 2% or Ps.30.4 billion YoY. In 4Q23 Private sector loans increased 4% or Ps.78.1 billion. On a yearly basis Private sector loans decreased 2% or Ps.35.3 billion. Within commercial loans, Overdrafts stand out with a 66% or Ps.114.9 billion increased and Others with a 30% or Ps.74 billion increase. Within consumer lending, personal loans decreased 22% or Ps.65.9 billion while credit card loans decreased 7% or Ps.38.4 billion. In FY2023 Overdrafts, Documents, and Others stand out with an 88%, 33% and 48% increase respectively. Within private sector financing, peso financing increased Ps.3.8 billion, while US dollar financing decreased 34% or USD 115 million. As of 4Q23, Banco Macro’s market share over private sector loans was 9.1%.

BANCO MACRO 4Q23 EARNINGS RELEASE 20 Public Sector Assets .05 In 4Q23, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 31%, higher than the 25% registered in the previous quarter, and higher than the 18.5% posted in 4Q22. In 4Q23, a 100% or Ps.648.3 billion decrease in Central Bank Notes stands out while Other (Government Securities) increased 47% or Ps.660.6 billion.

BANCO MACRO 4Q23 EARNINGS RELEASE 21 Funding .06 Deposits Banco Macro’s deposit base totaled Ps.3.37 trillion in 4Q23, increasing 9% or Ps.290.4 billion QoQ and a 16% or Ps.663.7 billion decrease YoY and representing 72% of the Bank’s total liabilities. On a quarterly basis private sector deposits increased 13% or Ps.360.8 billion while public sector deposits decreased 31% or Ps.85.3 billion. The increase in private sector deposits was led by demand deposits, which increased 41% or Ps.562.8 billion, while time deposits decreased 23% or Ps.313.2 billion QoQ. In FY2023 within private sector deposits, time deposits decreased 41% while demand deposits increased 8%. Within private sector deposits, peso deposits decreased 10% or Ps.252.6 billion, while US dollar deposits decreased 8% or USD 107 million. As of 4Q23, Banco Macro´s market share over private sector deposits was 6.2%.

BANCO MACRO 4Q23 EARNINGS RELEASE 22 Banco Macro’s transactional deposits represent approximately 59% of its total deposit base as of 4Q23. These accounts are low cost and are not sensitive to interest rate increases. Other sources of funds In 4Q23, the total amount of other sources of funds increased 37% or Ps.668.2 billion compared to 3Q23 mainly due to a 32% or Ps.499.7 increase in Shareholders’ equity generated by the positive net income registered during the period and Subordinated corporate bonds with a 48% or Ps.106.7 billion increase. On a yearly basis, other sources of funds increased 33% or Ps.614.7 billion.

BANCO MACRO

4Q23 EARNINGS RELEASE

Liquid Assets .07

In 4Q23, **the Bank's liquid assets** amounted to Ps.3.96 trillion, showing a 31% or Ps.928.8 billion increase QoQ, and an 5% or Ps.185.7 billion increase on a yearly basis.

In 4Q23 Other Government securities increased 47% or Ps.660.6 billion while **Net Repos** increased 161% or Ps.376.4 billion.

In 4Q23, Banco Macro's liquid assets to **total deposits ratio** reached 118%.

LIQUID ASSETS	**MACRO Consolidated**			**Change**	
In MILLION $ (Measuring Unit Current at EOP)	**4Q22**	**3Q23**	**4Q23**	**QoQ**	**YoY**
Cash	778,797	686,011	1,203,105	75%	54%
Guarantees for compensating chambers	77,306	50,433	68,118	35%	-12%
Notaliq / Central Bank Notes	-	-	5,400	-	-
Leliq own portfolio	1,530,636	648,339	-	-100%	-100%
Net Repos	192,853	234,145	610,514	161%	217%
Other government & private securities	1,198,845	1,416,409	2,077,027	47%	73%
Total	**3,778,437**	**3,035,337**	**3,964,164**	**31%**	**5%**
Liquid assets to total deposits	**94%**	**99%**	**118%**		

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BANCO MACRO 4Q23 EARNINGS RELEASE 24 Banco Macro continued showing high solvency levels in 4Q23 with an integrated capital (RPC) of Ps.1.75 trillion over a total capital requirement of Ps.403.5 billion. Banco Macro’s excess capital in 4Q23 was 334% or Ps.1.35 trillion. The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 35.4% in 4Q23; TIER1 Ratio stood at 32.8%. The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL. Solvency .08

BANCO MACRO 4Q23 EARNINGS RELEASE 25 Asset Quality .09 In 4Q23, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.29%, down from 1.39% in 3Q23, and practically unchanged from the 1.25% posted in 4Q22. Consumer portfolio non-performing loans improved 13b.p. (down to 1.35% from 1.48%) while Commercial portfolio non-performing loans deteriorated 6 b.p. in 4Q23 (up to 1.20% from 1.14%). The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 200.91% in 4Q23. Write-offs over total loans totaled 0.08%. The Bank is committed to continue working in this area to maintain excellent asset quality standards. Expected Credit Losses (E.C.L) (I.F.R.S.9) The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2022 20-F)

BANCO MACRO 4Q23 EARNINGS RELEASE 26 4Q23 Snapshot .10 In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through December 31, 2023

BANCO MACRO 4Q23 EARNINGS RELEASE 27

BANCO MACRO 4Q23 EARNINGS RELEASE 28

BANCO MACRO 4Q23 EARNINGS RELEASE 29 Relevant and Recent Events .11 · Interest Payment Series E Dollar denominated Notes On February 2nd, 2024 the Bank paid quarterly interest on Class E dollar denominated notes in the amount of USD 62,131.51 · Banco BMA SAU (formerly Banco Itaú Argentina) and subsidiaries On August 23 Banco Macro announced that it had entered into a stock purchase agreement with Itaú Unibanco Holding S.A., through its affiliates Itaú Unibanco S.A., Banco Itaú BBA S.A. and Itaú Consultoria de Valores Mobiliários e Participaçoes S.A. (collectively, “Itaú”), pursuant to which, subject to the satisfaction of certain conditions (substantially the approval of the transaction by the Central Bank of Argentina), the Purchaser will acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina S.A., Itaú Asset Management S.A. and Itaú Valores S.A. On November 2, 2023, the Central Bank of Argentina approved the sale of Itaú Argentina to Banco Macro. The price of the Agreement was set at US$50,000,000, which was paid on November 3, 2023, and an additional amount resulting from a potential adjustment that will be eventually set based on the results obtained by Banco Itaú Argentina S.A., Itaú Asset Management S.A. and Itaú Valores S.A. between April 1, 2023, and the Closing Date. The fair value of assets totaled Ps.1,014,454.060 while liabilities totaled Ps.835,317.962 and net assets acquired at fair value: Ps.179,222.098. Given that the net assets acquired exceed the fair value that was paid the Bank registered a Ps.156,768.122 gain related to the acquisition which is shown in “Income from associates and joint ventures”. This amount is subject to change given than all estimations are being revised and may suffer changes within one year of the acquisition as established by IFRS 3. The Bank’s management does not expect significant changes.

BANCO MACRO 4Q23 EARNINGS RELEASE 30 Regulatory Changes .12 · Monetary Policy Rate On December 19, 2023, through Communication “A” 7922 the Central Bank of Argentina established a new monetary policy rate and decided that: • Monetary Policy Rate: The monetary policy rate will now be the 1-day Repo rate. The 1-day Repo rate was set at 100%. • No more Leliq auctions. • Time deposits: 110% APR for all deposits from the private sector. • UVA adjusted time deposits: Banks will continue to offer UVA adjusted time deposits, but there will be no minimum pre cancellation rate. · Minimum Reserve Requirements In December 2023, through Communication “A” 7923 the Central Bank of Argentina established that banks could set up reserve requirements with Government bonds with a duration that should not exceed 760 days and that should have been acquired in a primary auction.

BANCO MACRO 4Q23 EARNINGS RELEASE 31 CER Exposure and Foreign Currency Position .13

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BANCO MACRO 4Q23 EARNINGS RELEASE 37 4Q23 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 28, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer